You may not send a completed printout of this form to the SEC to satisfy a filing obligation. You can only satisfy an SEC filing obligation by submitting the information required by this form to the SEC in electronic format online at https://www.edgarfiling.sec.gov.

UNITED STATES


SECURITIES AND EXCHANGE COMMISSION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A/A
Amendment to Form N-8A

ADOPTION OF AND AMENDMENT TO NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940


Name:   BBYW HOLDINGS L.L.C.
Address of Principal Business Office (No. & Street, City, State, Zip Code):
3810 Broadway, Sacramento
California 95817
Internationally Protected Neutralized Tribal Land

Telephone Number (including area code): 844-255-5560

Name and address of agent for service of process:
California Registered Agents Inc. 1267 Willis Street #200
Redding California, 96001

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940
concurrently with the filing of Form N-8A: YES [ X ]* *    NO [ ]

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Filing of this Form is mandatory.
Section 8(a) of the Act and the rules thereunder require investment companies to file a notification of registration. The information collected on FormN-8A is publicly available. The Commission staff uses the information in its regulatory, disclosure review, inspection, and policy making roles. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form and any suggestions for reducing the burden of the Form. The collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C.section 3507.
___________________________
* See footnote 1 to Item 1.
** See Instructions 4(b) and 4(f).